Exhibit 3.1

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

WIDEOPENWEST, INC.

FIRST: The name of the corporation (which is hereinafter referred to as the “Corporation”) is WideOpenWest, Inc.

SECOND: The name and address of the registered agent in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the “DGCL”), as from time to time amended.

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 1,000, all of which shares shall be common stock having a par value per share of $0.001.

FIFTH: In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in this certificate of incorporation, bylaws of the Corporation may be adopted, amended or repealed by a majority of the board of directors of the Corporation, but any bylaws adopted by the board of directors may be amended or repealed by the stockholders entitled to vote thereon. Election of directors need not be by written ballot.

SIXTH:          (a) To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended hereafter to permit the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

(b) Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring at or prior to the time of such repeal or modification.

SEVENTH: To the fullest extent permitted by the DGCL, the Corporation acknowledges that: (i) each Exempted Stockholder (as defined below), director employed by an Exempted Stockholder or one of its affiliates, officer affiliated with an Exempted Stockholder or one of its affiliates and any other officer or director of the Corporation specifically designated by an Exempted Stockholder or one of its affiliates (collectively, the “Exempted Persons”) shall have no duty (contractual or otherwise) not to, directly or indirectly, engage in the same or similar business activities or lines of business as the Corporation or any of its subsidiaries, including those deemed to be competing with the Corporation or any of its subsidiaries; and (ii) in the event that any Exempted Person acquires knowledge of a potential transaction or matter that may be a corporate opportunity for the Corporation, then such Exempted Person shall have no duty (contractual or otherwise) to communicate or present such corporate opportunity to the Corporation or any of its subsidiaries, as the case may be, and shall not be liable to the Corporation or its affiliates or stockholders for breach of any duty (contractual or otherwise) by reason of the fact that such Exempted Person, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to the Corporation. For purposes of this Article SEVENTH, the term “Exempted Stockholder” shall mean all stockholders of the Corporation other than stockholders who are also officers or employees of the Corporation or any subsidiary of the Corporation or who are permitted transferees of any such person.

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